

June 25, 2014

Via E-mail
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
1330 S.W. 3rd Ave.
Portland, Oregon 97201

> **Re: Nyxio Technologies Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on June 20, 2014**
> **File No. 000-54737**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us what consideration you have given to disclosing that in March 2014 you increased the number of authorized shares of common stock from 1 billion shares to 5 billion shares and in June 2014 you increased the voting power of the Class B Convertible Preferred Stockholders from 10 million votes per share held to 100 million votes per share held.

2. Your amended Form 10-Q filed on May 21, 2014 indicates that as of March 31, 2014, you had 886,885,772 shares of common stock issued and outstanding and as of May 19, 2014 you had 1,877,957,324 shares issued and outstanding. In the information statement, you indicate that 2,411,874,805 shares of common stock were issued and outstanding as of June 19, 2014.   Accordingly, it appears you have recently issued a material amount of your common stock, but you have not filed a current report on Form 8-K regarding these recent issuances of securities. Please refer to Item 3.02 of Form 8-K and advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Joe Laxague, Esq.
        Cane Clark LLP